As filed with the Securities and Exchange Commission on ____________, 1999
                                     Registration No. 333-___________________

                       ----------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   FORM 11-K
      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                   For the plan year ended December 31, 1998
                                      or
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

              For the transition period from _________ to ________
                            Commission File Number:
Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Wesley Jessen Puerto Rico Savings Plan
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903
                         ----------------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen (Puerto Rico), Inc. as Plan Administrator with respect to the Wesley Jessen (Puerto Rico) Savings Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   WESLEY JESSEN (PUERTO RICO), INC.



                                   /s/ Michael R. Southard
Date: June 30, 1999             By:__________________________________________
                                   Michael R. Southard, Vice President, Human
                                   Resources

     WESLEY JESSEN PUERTO RICO
     SAVINGS PLAN
     Financial Statements and Additional Information
     December 31, 1998 and 1997

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Table of Contents to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                Page
Financial Statements:
---------------------

  Report of Independent Accountants...........................     1

  Statements of Assets Available for Benefits
   with Fund Information......................................   2-3

  Statements of Changes in Assets Available for
   Benefits with Fund Information.............................   4-5

  Notes to Financial Statements...............................  6-10

Additional Information:*
------------------------

Schedule I - Schedule of Assets Held for Investment Purposes..    11

Schedule II - Schedule of Reportable Transactions.............    12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


June 25, 1999

To the Participants and Administrator of Wesley Jessen Puerto Rico Savings Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of assets available for benefits and the statements of change in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Assets Available for Benefits, with Fund Information
December 31, 1998

                                --------------------------------------------------------------------------------

                                                                FUND INFORMATION
                                 -----------------------------------------------

                                                                            Vanguard     Vanguard       Vanguard         Vanguard
                                    Vanguard     Vanguard     Vanguard      Short-term   Index 500      Treasury       International
                                    Wellington   Windsor      Explorer      Corporate   Portfolio    Money Market       Growth
                                      Fund         Fund         Fund         Bond Fund     Fund       Portfolio Fund  Portfolio Fund
Assets:
 Investments, at fair value:
   Shares of registered
    investments companies           $  131,221  $ 392,329     $ 34,282      $ 234,168   $ 1,076,748   $ 476,445       $ 35,557
   Shares of Wesley-Jessen
    VisionCare, Inc.'s common
    stock
   Participant loans other
     than mortgages
                                    ----------  ---------   ----------      ---------   -----------   ---------       --------
                                       131,221    392,329       34,282        234,168     1,076,748     476,445         35,557
                                    ----------  ---------   ----------      ---------   -----------   ---------       --------
Receivables:
 Participants' contributions               348        582          101            435         1,181       1,212             77
 Employer's contributions               39,563     47,149       19,957         14,308       123,275      80,428         10,116
                                    ----------  ---------     --------      ---------   -----------   ---------       --------
                                        39,911     47,731       20,058         14,743       124,456      81,640         10,193
                                    ----------  ---------     --------      ---------   -----------   ---------       --------
     Assets available
       for benefits                 $  171,132  $ 440,060     $ 54,340     $  248,911   $ 1,201,204   $ 558,085       $ 45,750
                                    ==========  =========     ========      =========   ===========   =========       ========

                                   -------------------------------------------------------------------------------------------

                                   ---------------------------------------------------------
                                                 Vanguard
                                    Vanguard    Total Bond      Wesley-Jessen    Participant
                                   PRIMECAP    Market Index        Stock           Loans         Plan
                                     Fund         Fund             Fund            Fund          Total
Assets:
 Investments, at fair value:
   Shares of registered
    investments companies          $ 31,188    $13,258                                        $ 2,425,196
   Shares of Wesley-Jessen
    VisionCare, Inc.'s common
    stock                                                     $  83,696                            83,696
   Participant loans other
     than mortgages                                                             308,705           308,705
                                 ----------   --------        ---------       ---------       -----------
                                     31,188     13,258           83,696         308,705         2,817,597
                                 ----------   --------        ---------       ---------       -----------

Receivables:
 Participants' contributions            103         49              269                             4,357
 Employer's contributions            25,909      3,934           84,406                           449,045
                                 ----------   --------        ---------       ---------       -----------

                                     26,012      3,983           84,675                           453,402
                                 ----------   --------        ---------       ---------       -----------

     Assets available
       for benefits                $ 57,200   $ 17,241        $ 168,371       $ 308,705       $ 3,270,999
                                 ==========   ========        =========       =========       ===========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Assets Available for Benefits, with Fund Information
December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------

                                                                              FUND INFORMATION
                                       ---------------------------------------------------------------------------------------------
                                                                            Vanguard     Vanguard      Vanguard        Vanguard
                                        Vanguard    Vanguard    Vanguard   Short-term    Index 500     Treasury      International
                                       Wellington    Windsor    Explorer    Corporate    Portfolio    Money Market       Growth
                                          Fund        Fund        Fund      Bond Fund      Fund      Portfolio Fund   Portfolio Fund
Assets:
  Investments, at fair value:
    Shares of registered
      investments companies            $  47,156   $338,728     $17,426     $158,438     $711,739        $329,035         $ 8,759
    Shares of Wesley-Jessen
      VisionCare, Inc.'s common
      stock
    Participant loans other
      than mortgages
                                       ---------   --------     -------     --------     --------        --------         -------
                                          47,156    338,728      17,426      158,438      711,739         329,035           8,759
                                       ---------   --------     -------     --------     --------        --------         -------
Receivables:
    Participants' contributions            2,393      8,540         653        4,541       11,473           8,411             969
    Employer's contributions              34,447     45,139      14,274       10,647      106,967          56,571           9,485
    Other                                    170      2,887         103        1,366        4,089           2,810             107
                                       ---------   --------     -------     --------     --------        --------         -------
                                          37,010     56,566      15,030       16,554      122,529          67,792          10,561
                                       ---------   --------     -------     --------     --------        --------         -------
      Assets available
        for benefits                   $  84,166   $395,294     $32,456     $174,992     $834,268        $396,827         $19,320
                                       =========   ========     =======     ========     ========        ========         =======

----------------------------------------------------------------------------------

--------------------------------------------------------------------
                                        Wesley-
                                        Jessen         Participant
                                        Stock             Loans            Plan
                                        Fund              Fund             Total
Assets:
  Investments, at fair value:
    Shares of registered
      investments companies                                                $1,611,281
    Shares of Wesley-Jessen
      VisionCare, Inc.'s common
      stock                           $ 6,967                                   6,967
    Participant loans other
      than mortgages                                   $ 166,929              166,929
                                      -------          ---------           ----------
                                        6,967            166,929            1,785,177
                                      -------          ---------           ----------

Receivables:
    Participants' contributions           947                                  37,927
    Employer's contributions           63,708                                 341,238
    Other                                  85                                  11,617
                                      -------          ---------           ----------
                                       64,740                                 390,782
                                      -------          ---------           ----------

    Assets available
      for benefits                    $71,707          $ 166,929           $2,175,959
                                      =======          =========           ==========

The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Changes in Assets Available for Benefits, with Fund Information Year Ended December 31, 1998

----------------------------------------------------------------------------------------------------------------------------

                                                                                                    FUND INFORMATION
                                        ------------------------------------------------------------------------------------
                                                                                     Vanguard       Vanguard       Vanguard
                                        Vanguard     Vanguard        Vanguard       Short-term     Index 500      Treasury
                                        Wellington    Windsor        Explorer        Corporate     Portfolio    Money Market
                                          Fund         Fund           Fund          Bond Fund        Fund       Portfolio Fund
Additions to assets attributed to:
 Investment income:
   Interest and dividends              $  13,733       $  34,203     $   287        $  10,423     $   16,088       $  18,913
   Net appreciation (depreciation)
    in fair value of investments          (4,429)        (34,877)        (11)             382        207,275
                                       ---------       ---------     -------       ----------     ----------      ----------

                                           9,304            (674)        276           10,805        223,363          18,913
                                       ---------       ---------     -------       ----------     ----------      ----------
Contributions:
  Participants                            30,753          60,999       7,386           32,402        106,315          69,595
  Employer                                50,359          72,030      22,936           27,695        164,333         109,089
                                       ---------       ---------     -------       ----------     ----------      ----------

                                          81,112         133,029      30,322           60,097        270,648         178,684
                                       ---------       ---------     -------       ----------     ----------      ----------

Total additions                           90,416         132,355      30,598           70,902        494,011         197,597



Deductions from assets attributable to:
  Participants benefits                   (1,400)        (20,574)       (499)         (14,091)       (59,829)        (20,094)
                                       ---------       ---------     -------       ----------     ----------      ----------

Net increase prior to transfers           89,016         111,781      30,099           56,811        434,182         177,503
Net interfund transfers                   (2,050)        (67,015)     (8,215)          17,108        (67,246)        (16,245)
                                       ---------       ---------     -------       ----------     ----------      ----------

Net increase                              86,966          44,766      21,884           73,919        366,936         161,258

Assets available for benefits
  at beginning of year                    84,166         395,294      32,456          174,992        834,268         396,827
                                       ---------       ---------     -------       ----------     ----------      ----------
Assets available for benefits
  at end of year                       $ 171,132       $ 440,060     $54,340        $ 248,911     $1,201,204      $  558,085
                                       =========       =========     =======       ==========     ==========      ==========

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                          Vanguard                             Vanguard       Wesley-
                                        International         Vanguard        Total Bond      Jessen   Participant
                                           Growth             PRIMECAP       Market Index     Stock      Loans        Plan
                                        Portfolio Fund          Fund             Fund          Fund       Fund        Total
Additions to assets attributed to:

Investment income:
  Interest and dividends               $      672         $   1,085          $     201                     $ 18,282  $    113,88
  Net appreciation (depreciation)
   in fair value of investments             1,861             2,699                 (7)       (10,654)                   162,239
                                     ------------         ---------          ----------       --------     --------  -----------

                                            2,533             3,784                194        (10,654)       18,282      276,126
                                     ------------         ---------          ----------       --------     --------  -----------
Contributions:
  Participants                              8,395             7,627              1,207         19,006                    343,685
  Employer                                 13,664            47,121              6,555         92,044                    605,826
                                     ------------         ---------          ----------       --------     --------  -----------

                                           22,059            54,748              7,762        111,050                    949,511
                                     ------------         ---------          ----------       --------     --------  -----------

 Total additions                           24,592            58,532              7,956        100,396        18,282    1,225,637

Deductions from assets attributable to:
 Participants benefits                       (150)             (264)               (65)        (2,505)      (11,126     (130,597)
                                     ------------         ---------          ----------       --------     --------  -----------

Net increase prior to transfers            24,442            58,268              7,891         97,891         7,156    1,095,040
Net interfund transfers                     1,988            (1,068)             9,350         (1,227)      134,620
                                     ------------         ---------          ----------       --------     --------  -----------

Net increase                               26,430            57,200             17,241         96,664       141,776    1,095,040

Assets available for benefits
at beginning of year                       19,320                                              71,707       166,929    2,175,959
                                     ------------         ---------          ----------       --------     --------  -----------
Assets available for benefits
 at end of year                        $   45,750         $  57,200          $  17,241     $  168,371      $308,705  $ 3,270,999
                                     ============         =========          ==========       ========     ========  ===========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Statement of Changes in Assets Available for Benefits, with Fund Information Year Ended December 31, 1997
--------------------------------------------------------------------------------

                                                                                          FUND INFORMATION
                                        --------------------------------------------------------------------------------------------
                                                                                      Vanguard       Vanguard         Vanguard
                                         Vanguard       Vanguard       Vanguard      Short-term      Index 500        Treasury
                                        Wellington       Windsor       Explorer      Corporate       Portfolio      Money Market
                                           Fund           Fund           Fund        Bond Fund         Fund        Portfolio Fund
Additions to assets attributed to:
  Investment income:
    Interest and dividends              $    3,884     $   53,397     $    1,723     $    8,558     $    14,542      $   15,705
    Net appreciation (depreciation)
     in fair value of investments            4,755         (1,810)          (435)           850         150,416
                                        ----------     ----------     ----------     ----------     -----------      ----------
                                             8,639         51,587          1,288          9,408         164,958          15,705
                                        ----------     ----------     ----------     ----------     -----------      ----------

Contributions:
  Participants                              18,271         66,796          4,139         31,879          88,208          65,544
  Employer                                  41,456         73,656         15,693         24,943         143,480          84,377
                                        ----------     ----------     ----------     ----------     -----------      ----------

                                            59,727        140,452         19,832         56,822         231,688         149,921
                                        ----------     ----------     ----------     ----------     -----------      ----------

  Total additions                           68,366        192,039         21,120         66,230         396,646         165,626
                                        ----------     ----------     ----------     ----------     -----------      ----------

Deductions from assets attributable to:
  Participants benefits                     (1,063)       (37,061)                       (8,398)        (20,194)        (24,479)
                                        ----------     ----------     ----------     ----------     -----------      ----------

Net increase prior to transfers             67,303        154,978         21,120         57,832         376,542         141,147
Net interfund transfers                    (13,495)        20,751          7,937         (4,174)        (25,075)        (52,264)
Rollovers and other                         10,707          2,066            251        (12,328)           (487)
                                        ----------     ----------     ----------     ----------     -----------      ----------

Net increase                                64,515        177,795         29,308         41,330         350,890          88,883

Assets available for benefits
  at beginning of year                      19,651        217,499          3,148        133,662         483,378         307,944
                                        ----------     ----------     ----------     ----------     -----------      ----------

Assets available for benefits
  at end of year                        $   84,166     $  395,294     $   32,456     $  174,992     $   834,268      $  396,827
                                        ==========     ==========     ==========     ==========     ===========      ==========

                                        ------------------------------------------------------------


                                        ------------------------------------------
                                           Vanguard        Wesley-
                                         International     Jessen      Participant
                                            Growth          Stock         Loans          Plan
                                        Portfolio Fund      Fund          Fund           Total
Additions to assets attributed to:
  Investment income:
    Interest and dividends                $      373                    $   10,405     $  108,587
    Net appreciation (depreciation)
     in fair value of investments               (645)         2,098                       155,229
                                          ----------     ----------     ----------     ----------

                                                (272)         2,098         10,405        263,816
                                          ----------     ----------     ----------     ----------

Contributions:
  Participants                                 5,531          3,273                       283,641
  Employer                                    11,689         64,744                       460,038
                                          ----------     ----------     ----------     ----------

                                              17,220         68,017                       743,679
                                          ----------     ----------     ----------     ----------

  Total additions                             16,948         70,115         10,405      1,007,495
                                          ----------     ----------     ----------     ----------

Deductions from assets attributable to:
  Participants benefits                                                    (10,379)      (101,574)
                                          ----------     ----------     ----------     ----------

Net increase prior to transfers               16,948         70,115             26        905,921
Net interfund transfers                         (108)         1,592         64,836
Rollovers and other                              249                                          458
                                          ----------     ----------     ----------     ----------

Net increase                                  17,089         71,707         64,862        906,379

Assets available for benefits
  at beginning of year                         2,231                       102,067      1,269,580
                                          ----------     ----------     ----------     ----------

Assets available for benefits
  at end of year                          $   19,320     $   71,707     $  166,929     $2,175,959
                                          ==========     ==========     ==========     ==========

  The accompanying notes are an integral part of these financial statements.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Wesley Jessen Puerto Rico Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan became effective July 1, 1995 as a defined contribution plan covering all full-time employees of Wesley-Jessen (Puerto Rico), Inc. (the "Company"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Participants may contribute up to 10 percent of their pretax annual base compensation, to a maximum of $8,000. The Company contributes 50 percent of the first 6 percent that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. During the year ended December 31, 1998 approximately $449,000 (1997 - $330,000) of additional contributions were made.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100 percent vested after four years of credited service. Former employees of Schering-Plough Products, Inc. are vested 100 percent after three years of credited service. Forfeitures are used to reduce Company's contributions.

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions in any of the following eight investments options:

          . Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

          . Vanguard Windsor Fund - Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation on such factors as past earnings, potential growth, and dividend payments.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

          . Vanguard Explorer Fund - Seeks to provide long-term growth of capital by investing in a diversified group small-company stock with prospects for above-average growth.

          . Vanguard Short-Term Corporate Bond Fund - Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S.Treasury securities.

          . Vanguard Index 500 Portfolio Fund - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

          . Vanguard Treasury Money Market Portfolio Fund - Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government. At least 65% of the Portfolio's assets are invested in U.S. Treasury securities.

          . Vanguard International Growth Portfolio Fund - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

          . Wesley-Jessen Stock Fund - Funds are invested in shares of common stock of Wesley-Jessen VisionCare, Inc. and seeks to provide the potential for long-term growth through increases in the value of the stock and reinvestment of its dividends.

          . Vanguard PRIMECAP Fund - Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

          . Vanguard Total Bond Market Index Fund - Seeks to provide high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is widely recognized measure of the entire taxable U.S. bond market.

     Participants may change their investment options quarterly.

     Participant Loans

     Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their account vested balance. Loan transactions are treated as a transfer to (from) the investment funds from
     (to) the Participant Loans Fund. Loan terms are for a period not exceeding 5 years. Loans used to acquire a principal residence shall provide for repayment over a reasonable period of time that may exceed 5 years.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

     The loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator at the time of the loan. Interest rates range from 8 percent to 10 percent. Principal and interest is paid ratably through payroll deductions.

     Payment of Benefits

     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments not exceeding the life expectancy of the participant or beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Forfeited Accounts

     At December 31, 1998, forfeited nonvested accounts amounted to approximately $6,700.

     Administrative Expenses

     Certain expenses relating to the Plan, including administrative fees, are paid by the Company.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The following are the most significant accounting policies followed by the Plan.

     Investment Valuation and Income Recognition

     Plan investments are stated at fair value. Shares of registered investment companies are valued at the quoted net asset value (redemption value) of the respective investment company determined by Vanguard Fiduciary Trust Company. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

     Contributions

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

     Benefits

     Benefits are recorded when paid.

3    Investments

     Investments that represent 5% or more of the Plan's assets are summarized below:

                                                                         1998          1997
     Investments at fair value determined by quoted market prices:
        Shares of registered investment companies:

           Vanguard Windsor Fund - 25,198 shares
           (1998- 19,949 shares)                                    $   392,329   $   338,728

           Vanguard Short-term Corporate Bond
           Fund -21,602 shares
           (1997 - 14,657 shares)                                       234,168       158,438

          Vanguard Index 500 Portfolio Fund -
          9,449 shares (1997 - 7,902 shares)                          1,076,748       711,739

          Vanguard Treasury Money Market
          Portfolio Fund - 476,445 shares
          (1997 - 329,205)                                              476,445       329,035

     Investment at estimated fair value:
        Participant loans other than mortgages                          308,705       166,929
                                                                    -----------   -----------
                                                                    $ 2,488,395   $ 1,704,869
                                                                    -----------   -----------

4.   Related Parties

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

WESLEY JESSEN PUERTO RICO SAVINGS PLAN
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   Tax Status

     The Puerto Rico Treasury Department has determined and informed the Company by a letter dated March 9, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE I
WESLEY JESSEN
PUERTO RICO SAVINGS PLAN
Item 27a Part I Form 5500 Schedule of Assets
Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

                                                     (c) Description of investment
                                                    including maturity date, rate of
(a)      (b) Identity of issue, borrower,            interest, collateral, par or                     (e) Current
              lessor, or similar party                        maturity value               (d) Cost        Value
                                                         Shares of Registered
*     Vanguard Fiduciary Trust Company:                  Investment Companies:
        Vanguard Wellington Fund                             4,471 shares                $   133,648   $   131,221
        Vanguard Windsor Fund                               25,198 shares                    430,996       392,329
        Vanguard Explorer Fund                                 604 shares                     34,153        34,282
        Vanguard Shor-term Corporate Bond Fund              21,602 shares                    233,077       234,168
        Vanguard Index 500 Portfolio Fund                    9,449 shares                    723,075     1,076,748
        Vanguard Treasury Money Market
         Portfolio Fund                                    476,445 shares                    476,445       476,445
        Vanguard International Growth
          Portfolio Fund                                     1,894 shares                     34,339        35,557
        Vanguard PRIMECAP Fund                                 654 shares                     28,487        31,188
        Vanguard Total Bond Market Index Fund                1,291 shares                     13,267        13,258

      Wesley-Jessen Stock Fund                   Shares of common stock, 4,246 shares         87,780        83,696
                                                                                         -----------   -----------

                                                                                           2,195,267     2,508,892
                                                                                         -----------   -----------

  **    Participant loans                            Loans other than mortgages,
                                                             8.25% - 10%                     308,705       308,705
                                                                                         -----------   -----------

                                                                                         $ 2,503,972   $ 2,817,597
                                                                                         ===========   ===========

* Recordkepper                  ** Party-in-interest

                                                          ADDITIONAL INFORMATION
                                                                     SCHEDULE II


WESLEY JESSEN
PUERTO RICO SAVINGS PLAN
Item 27d Form 5500 Schedule of Reportable Transactions
Cumulative Transactions By Issue
For the Year Ended December 31, 1998
--------------------------------------------------------------------------------


                                                                       Sales                                 Purchases
                                                   --------------------------------------------------    -------------------

Security Description                                  Number          Proceeds         Gain or (Loss)    Number        Cost
Shares of Registered Investment Companies:
  Vanguard Wellington Fund                            22            $  19,857             $    725         51      $ 108,351
  Vanguard Windsor Fund                               44              127,891                1,260         54        216,369
  Vanguard Short-term Corporate Bond Fund             33               43,945                  283         70        119,294
  Vanguard Index 500 Portfolio Fund                   43              238,439               68,701         60        396,173
  Vanguard Treasury Money Market Portfolio Fund       37              115,342                    -         74        262,753
  Wesley-Jessen Stock Fund                            29               16,680               (4,476)        45        104,062